Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY TO RELEASE FOURTH QUARTER AND YEAR END 2015 OPERATING AND RESERVE RESULTS

(Calgary, February 3, 2016) - Pengrowth Energy Corporation today announced that it intends to release its fourth quarter and annual results for the period ending December 31, 2015 on Wednesday, February 24, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT) on Thursday, February 25, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (800) 355-4959 or Toronto local (416) 340-8527
Live listen only audio webcast: http://www.gowebcasting.com/7288

 The call will be recorded and available for playback shortly after the conclusion of the meeting until March 2, 2016 using the following dial-in numbers:
(800) 408-3053 or (905) 694-9451
Participant pass code: 4802787

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com